UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2024.

 Commission File Number 333-

Zenvia Inc.

(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant’s name into English)

Avenida Paulista, 2300, 18th Floor, Suites 182 and 184

São Paulo, São Paulo, 01310-300

Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: September 6, 2024

Zenvia Inc.

By:	/s/ Cassio Bobsin

Name: Cassio Bobsin

Title: Chief Executive Officer

ZENVIA

Repositioned and ready to grow



Earnings Presentation

2Q-2024

Opening Remarks

ZEN VIA

Cassio Bobsin
Founder & CEO

Unique Value Offering

For B2C companies CX transformation

Customer Cloud

Digital cockpit suited for every customer journey team

AI Enabled Automation & Insights

Multi-layer AI for automation, actionable insights and boosted agent producivity for the whole journey



Convert
Nurture
Attract
Customer Centric Journey
Serve

Customer Data Platform & Integrations

Connects data and actions from ERP/CRM to provide unique customer view that is actionable accross the journey

Communication Channels

Advanced capabilities across every direct communication channel available

Key Financial Highlights

Shay Chor
CFO

Strong revenue growth, with margins within guidance range



Net Revenues [1]
(BRL MM)
193
+20%
231
Q2 2023
Q2 2024
372
+19%
444
H1 2023
H1 2024
Non-GAAP
Adjusted Gross Profit
(BRL MM)
83.2
+20%
100.2
Q2 2023
Q2 2024
175.7
+10%
193.8
Q2 2023
Q2 2024
Non-GAAP
Adjusted Gross Margin
(%)
43.1
+0.2p.p.
43.3
Q2 2023
Q2 2024
47.2
-3.6p.p.
43.7
1H 2023
1H 2024
EBITDA [1]
(BRL MM)
14.9
+126%
33.7
Q2 2023
Q2 2024
22.7
+150%
56.8
1H 2023
1H 2024

[1] Figure is Normalized EBITDA, which excludes non-cash impacts from earn-outs adjustments. Please refer to our Earnings Release for EBITDA reconciliation. In December 2023, the Company identified that the allowance for expected credit losses and cost with amortization of intangibles was understated. The calculation was reassessed in the annual financial statements and Management has retrospectively revised the first six months of 2023 for comparison purposes.

Revenue increase in both segments driven by large enterprises



Revenues (BRL MM)
+19.8%
192.9
231.2
125.5
+22.1%
153.2
67.5
+15.6%
78.0
Q2 2023
Q2 2024
+19.3%
372.0
443.8
235.9
+22.5%
289.0
136.0
+13.8%
154.8
H1 2023
H1 2024
CPaaS
SaaS

Growth opportunities in CPaaS impacted revenue and gross profit mix



Revenue Mix
Non-GAAP Adj Gross Profit Mix
Q2 2024
34%
66%
42%
58%
Q2 2023
35%
65%
50%
50%
SaaS
CPaaS

11.8k Total number of active customers, being 6.8k from SaaS and 5.5k from CPaaS

Higher CPaaS participation in the revenue mix impacts margins

Margin at healthy levels, despite large enterprise focus on both SaaS and CPaaS

Non-GAAP Adjusted Gross Profit & Margin
SaaS



+1.3%
42.0
42.5
-7.7pp
62.2%
54.5%
Q2 2023
Q2 2024
Non-GAAP Gross Profit (BRL MM)
Non-GAAP Gross Margin

Non-GAAP Adjusted Gross Profit & Margin
CPaaS



+39.8%
57.7
41.2
+4.8pp
37.6%
32.9%
Q2 2023
Q2 2024
Non-GAAP Gross Profit (BRL MM)
Non-GAAP Gross Margin

Consolidated Non-GAAP Adjusted Gross Margin (%)



43.1
+0.2p.p.
43.3
Q2 2023
Q2 2024
47.2
-3.6p.p.
43.7
1H 2023
1H 2024

Strong G&A decrease as important factor for delivering EBITDA



G&A
(BRL MM)
-10.9%
37.3
33.3
-5.0pp
19.4%
14.4%
Q2 2023
Q2 2024
General & Administrative Expenses
% Revenues



-6.2%
68.8
64.6
-4.0pp
18.5%
14.5%
H1 2023
H1 2024
General & Administrative Expenses
% Revenues



EBITDA [1]
(BRL MM)
14.9
33.7
+126%
Q2 2023
Q2 2024
22.7
56.8
+150%
1H 2023
1H 2024

EBITDA – Capex is a key index for Cash Generation


EBITDA - CAPEX
(BRL MM)
-2.9
22.7
H1 2023
-25.6
23.6
56.8
H1 2024
-33.2
EBITDA
CAPEX

Reiterating Guidance 2024

	FY 2024 Guidance
Revenue	BRL$930 - $970 million
Y/Y Growth	15% - 20%
Non-GAAP Adjusted Gross Margin	42% - 45%
Normalized EBITDA	BRL$120 - $140 million

[1] Figure is Normalized EBITDA, which excludes non-cash impacts from earn-outs adjustments. Please refer to our Earnings Release for EBITDA reconciliation

Next steps

- Keep deleveraging the Company
- Accelerate organic growth
- Latam expansion


by
Humanz
for
Humans

ir@zenvia.com
investor.zenvia.com